Exhibit 99.2

Financial Results for the Second Quarter Ended July 2, 2023

Overview
Maxeon Solar Technologies, Ltd (“Maxeon”, the “Company”, “we”, “us”, and “our”) (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,700 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-plus-year history in the solar industry and numerous awards for its technology.
Unaudited Summary of Financial Results
We are in the business of manufacturing and supplying solar cells and panels to the power plant, commercial and residential markets. We sell our solar panels and balance of system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. There are no rights of return. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. Our revenue recognition policy is consistent across all geographic areas.
Revenue by market
The following table sets forth our revenue by market for the periods indicated:

	Three Months Ended		Six Months Ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
(In percentage)
U.S. and Canada	55.7%	35.6%	53.7%	34.7%
EMEA	37.7%	48.7%	38.7%	46.2%
Asia Pacific	5.8%	14.7%	7.0%	18.3%
Other markets	0.8%	1.0%	0.6%	0.8%
Total revenues	100.0%	100.0%	100.0%	100.0%

Revenue by products
Our primary products are the Maxeon line of interdigitated back contact (“IBC”) solar cells and panels, and the Performance line of solar cells and shingled panels. We believe the Maxeon line of solar panels are the highest-efficiency solar panels on the market with an aesthetically pleasing design, and the Performance line of shingled solar panels offers a high-value and cost-effective solution. The Maxeon line is primarily targeted at residential and small-scale commercial customers across the globe. The Performance line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the distributed generation (which we refer to as “DG”) markets as well.
The following table sets forth our revenue by products for the periods indicated:

	Three Months Ended		Six Months Ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
(In percentage)
IBC	41.2%	52.3%	43.4%	56.0%
Performance line	58.8%	47.7%	56.6%	44.0%
Total revenues	100.0%	100.0%	100.0%	100.0%
For information on the trends and uncertainties to our business, please refer to our Annual Report on Form 20-F for the fiscal year ended January 1, 2023.
Revenue and Cost of Revenue

	Three Months Ended		Six Months Ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
(In thousands)
Revenue	$348,373	$238,080	$666,705	$461,161
Cost of revenue	292,150	277,404	556,857	513,449
Gross profit (loss)	$56,223	$(39,324)	$109,848	$(52,288)
Gross margin	16.1%	(16.5)%	16.5%	(11.3)%
Three Months Ended July 2, 2023 Compared to Three Months Ended July 3, 2022
During the three months ended July 2, 2023, we recognized revenue from sales of modules and components of $348.4 million with shipments of 807MW, of which $79.3 million, or 22.8%, represented sales of solar modules to SunPower Corporation ("SunPower"). During the three months ended July 3, 2022, we recognized revenue from sale of modules and components of $238.1 million with shipments of 521MW, of which $63.1 million or 26.5%, represented sales of solar modules to SunPower. The pricing terms for the sale of solar modules to SunPower were based on the exclusive supply agreement with SunPower (the "Supply Agreement"), which was mutually terminated in February 2022 and replaced with the 2022/2023 Supply Agreement. For the three months ended July 2, 2023, other than the sale transactions with SunPower, there was one customer that accounted for at least 10% of revenue. For the three months ended July 3, 2022, other than the sale transactions with SunPower, there was no customer that accounted for at least 10% of revenue.
The increase of $110.3 million in revenue during the three months ended July 2, 2023 as compared to the three months ended July 3, 2022 was primarily due to higher shipments for the utility-scale business in the United States. The higher revenue in the utility-scale business in the United States is also driven by an increase in selling price pursuant to agreements entered into with a customer and its affiliate on March 7, 2023.
Cost of revenue was $292.2 million and $277.4 million in the three months ended July 2, 2023 and July 3, 2022, respectively. Cost of revenue includes actual cost of materials, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs. The increase of $14.7 million in cost of revenue during the three months ended July 2, 2023 as compared to the three months ended July 3, 2022 was primarily due to higher shipments, partially offset by declining container rates and logistic cost reduction initiatives and a one-off settlement of $15.2 million with a polysilicon supplier to resolve a contract dispute regarding the applicability of a price escalation clause in the three months ended July 3, 2022.
Six Months Ended July 2, 2023 Compared to Six Months Ended July 3, 2022
During the six months ended July 2, 2023, we recognized revenue from sales of modules and components of $666.7 million with shipments of 1,581MW, of which $151.0 million, or 22.6%, represented sales of solar modules to SunPower. During the six months ended July 3, 2022, we recognized revenue from sales of modules and components of $461.2 million with shipments of 1,009MW, of which $137.8 million or 29.9%, represented sales of solar modules to SunPower. For the six months ended July 2, 2023, other than transactions with SunPower, there was one other customer whom had accounted for at least 10% of revenue. For the six months ended July 3, 2022, SunPower was the only customer whom had accounted for at least 10% of revenues.
The increase of $205.5 million in revenue during the six months ended July 2, 2023 as compared to the six months ended July 3, 2022 was primarily due to sales for the utility-scale business in the United States. This is driven by a combination of higher volume and selling price pursuant to agreements entered into with a customer and its affiliate on March 7, 2023. The Company also experienced higher sales for the DG business in Europe, particularly Italy and France, mainly attributable to higher shipments driven by strong demand for renewable energy solutions.
Cost of revenue was $556.9 million and $513.4 million in the six months ended July 2, 2023 and July 3, 2022, respectively. Cost of revenue includes actual cost of materials, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs. The increase of $43.4 million in cost of revenue during the six months ended July 2, 2023 as compared to the six months ended July 3, 2022 was primarily due to higher shipments, partially offset by declining container rates and logistic cost reduction initiatives, lower losses of $18.6 million on the polysilicon procured under long-term fixed supply agreements that ended during fiscal year 2022 and a one-off settlement of $15.2 million with a polysilicon supplier to resolve a contract dispute regarding the applicability of a price escalation clause in the three months ended July 3, 2022.
Revenues by Geography

	Three Months Ended		Six Months Ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
(In thousands)
United States	$194,031	$84,647	$357,654	$159,838
Italy	40,649	30,223	79,008	57,473
Rest of the world(1)	113,693	123,210	230,043	243,850
Total revenues	$348,373	$238,080	$666,705	$461,161
(1)Revenues included under “Rest of the world” comprise countries that are individually less than 10% for the periods presented.
Revenues are attributed to U.S. and international geographies primarily based on the destination of the shipments.
The sales attributed to the U.S. includes $79.3 million and $63.1 million in sales to SunPower for the three months ended July 2, 2023 and July 3, 2022 respectively. For the six months ended July 2, 2023 and July 3, 2022, the sales attributed to the U.S. includes $151.0 million and $137.8 million in sales to SunPower respectively.
Operating Expenses
Operating expenses includes primarily salaries and related personnel costs, professional fees and related operating cost to fulfil the functional requirements and responsibilities.

	Three Months Ended		Six Months Ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
(In thousands)
Operating expenses:
Research and development	$13,012	$12,416	$24,088	$26,310
Sales, general and administrative	34,492	21,520	65,520	45,271
Restructuring charges	326	1,765	143	1,530
Total operating expenses	$47,830	$35,701	$89,751	$73,111

Research and Development Expenses
Three Months Ended July 2, 2023 Compared to Three Months Ended July 3, 2022
Research and development expenses were $13.0 million in the three months ended July 2, 2023, primarily associated with expenditures on our Maxeon 7 and 8 cell and panel technology, comprising compensation expense (including stock-based compensation) of $7.9 million, facilities expense of $1.8 million, expense for leased equipment of $0.6 million and research and development materials of $0.4 million. Included in these expenses is $1.0 million related to the Product Collaboration Agreement with SunPower. The increase in research and development expenses was primarily due to higher expense incurred for design and development of tools, higher consulting fees and travelling expenses.
Research and development expenses were $12.4 million in the three months ended July 3, 2022, primarily associated with expenditures on our Maxeon 6 and 7 cell and panel technology, mainly comprising compensation expenses (including stock-based compensation) of $7.7 million, facilities expense of $1.3 million, expenses for leased equipment of $1.2 million and research and development materials of $0.7 million. Included in these expenses is $6.0 million related to the Product Collaboration Agreement with SunPower.
Six Months Ended July 2, 2023 Compared to Six Months Ended July 3, 2022
Research and development expenses were $24.1 million in the six months ended July 2, 2023 primarily associated with expenditures on our Maxeon 7 and 8 cell and panel technology, comprising compensation expense (including stock-based compensation) of $14.9 million, facilities expense of $3.3 million, expenses for leased equipment of $0.8 million, and research and development materials of $0.7 million. Included in these expenses is $1.9 million related to the Product Collaboration Agreement with SunPower. The decrease in research and development expenses was primarily driven by decrease of $1.0 million in compensation expense due to non-recurrence of discretionary expense, a net decrease by $0.9 million on the facilities expense and leased equipment as a result of transfer of the research and development assets to Maxeon which was originally under the Product Collaboration Agreement and lower research and development materials by $1.1 million. This was partially offset by higher expenses incurred for design and development of tools, higher consulting fees and travelling expenses.
Research and development expenses were $26.3 million in the six months ended July 03, 2022, primarily associated with expenditures on our Maxeon 6 and 7 cell and panel technology, mainly comprising compensation expenses (including stock-based compensation) of $16.0 million, facilities expense of $2.6 million, expenses for leased equipment of $2.5 million and research and development materials of $1.8 million. Included in these expenses is $15.2 million related to the Product Collaboration Agreement with SunPower.
Sales, General and Administrative Expenses
Three Months Ended July 2, 2023 Compared to Three Months Ended July 3, 2022
Sales, general and administrative expenses were $34.5 million in the three months ended July 2, 2023 and comprised primarily of $19.2 million of compensation expense (including stock-based compensation), $6.5 million of professional fees, $1.9 million of equipment related expenses, $1.3 million of insurance expense, $1.6 million of marketing fees and $0.8 million of facilities-related costs including rent, utilities and maintenance. The increase in expenses is primarily driven by higher compensation expenses of $9.8 million due to higher headcount and also, non-recurrence of reversal of certain charges in connection to the transition service agreement with SunPower, higher professional fees and increased marketing and travelling expenses by $1.2 million due to higher travel activity after the lifting of travel restrictions globally.
Sales, general and administrative expenses were $21.5 million in the three months ended July 3, 2022 and comprised primarily of $9.4 million of compensation expenses (including stock-based compensation), $6.0 million of professional fees, $1.6 million of equipment related expenses, $1.5 million of insurance expenses, $0.9 million of marketing fees and $0.6 million of facilities-related costs including rent, utilities and maintenance.

Six Months Ended July 2, 2023 Compared to Six Months Ended July 3, 2022
Sales, general and administrative expenses were $65.5 million in the six months ended July 2, 2023 and comprised primarily of $36.3 million of compensation expense (including stock-based compensation), $13.9 million of professional fees, $3.1 million of equipment related expenses, $2.3 million of insurance expense, $2.4 million of marketing fees and $1.5 million of facilities-related costs including rent, utilities and maintenance. The increase in expenses was primarily driven by higher compensation expenses of $16.3 million due to higher headcount and also, non-recurrence of reversal of certain charges in connection to the transition service agreement with SunPower, higher professional fees, higher travelling expenses by $1.1 million due to more travel activity after the lifting of travel restrictions globally and increased marketing expenses by $0.5 million due to more investment in installer partner trainings, brand and developing new sales channels.
Sales, general and administrative expenses were $45.3 million in the six months ended July 3, 2022 and comprised primarily of $20.0 million of compensation expenses (including stock-based compensation), $12.5 million of professional fees, $3.2 million of insurance expense, $2.9 million of equipment related expenses, $1.9 million of marketing fees and $1.2 million of facilities-related costs including rent, utilities and maintenance.
Restructuring Expenses
Three and Six Months Ended July 2, 2023 Compared to Three and Six Months Ended July 3, 2022
Restructuring expense were $0.3 million and $0.1 million in the three and six months ended July 2, 2023 respectively. This primarily consists of a restructuring plan charge for June 2022 on the closure of our module factory in Porcelette, France.
Restructuring charges were $1.8 million and $1.5 million in the three and six months ended July 3, 2022 respectively. This primarily consists of a restructuring plan charge for June 2022 on the closure of our module factory in Porcelette, France.
Other (expense) income, net

	Three Months Ended		Six Months Ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
(In thousands)
Other (expense) income, net:
Interest expense, net	$(8,903)	$(5,684)	$(17,902)	$(10,470)
Other, net	4,550	(1,978)	28,993	(2,130)
Other (expense) income, net	$(4,353)	$(7,662)	$11,091	$(12,600)
Three Months Ended July 2, 2023 Compared to Three Months Ended July 3, 2022
Of the total $8.9 million in interest expense, net, incurred during the three months ended July 2, 2023, $4.7 million relates to the Convertible Notes due 2027 issued in August 2022 ("2027 Notes"), $4.1 million relates to the Green Convertible Notes due 2025, $0.6 million relates to interest expense on significant financing component on prepayments received, and interest expense in connection to other debt arrangements. This was partially offset by interest income from the Company's investments.
Of the total $5.7 million in interest expense, net, incurred during the three months ended July 3, 2022, $4.1 million relates to the Green Convertible Notes due 2025, $1.0 million relates to other outstanding debt arrangements and $0.6 million relates to interest expense on significant financing component on prepayment received.
Other, net for the three months ended July 2, 2023 primarily comprised of a $4.7 million gain on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes. This was partially offset by loss of $1.0 million on derivative instruments.
Other, net for the three months ended July 3, 2022 primarily comprised of a $4.0 million loss on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes and a loss of $1.0 million on derivative instruments. This was partially offset by a foreign exchange gain of $1.6 million and a $1.0 million gain arising from the recognition of reimbursement of litigation costs.
Six Months Ended July 2, 2023 Compared to Six Months Ended July 3, 2022
Of the total $17.9 million in interest expense, net, incurred during the six months ended July 2, 2023, $9.5 million relates to the 2027 Notes, $8.2 million relates to the Green Convertible Notes due 2025, $1.2 million relates to interest expense on significant financing component on prepayments received, and interest expense in connection to other debt arrangements. This was partially offset by interest income from the Company's investments.
Of the total $10.5 million in interest expense, net, incurred during the six months ended July 3, 2022, $8.2 million relates to the Green Convertible Notes due 2025, $1.2 million relates to other outstanding debt arrangements and $1.1 million relates to interest expense on significant financing component on prepayments received.
Other, net for the six months ended July 2, 2023 primarily comprised of a $28.6 million gain on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes and foreign exchange gain of $0.6 million. This was partially offset by a loss of $1.0 million on derivative instruments.
Other, net for the six months ended July 3, 2022 primarily comprised of a $4.4 million loss on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes and a loss of $2.0 million on derivative instruments. This was partially offset by a foreign exchange gain of $2.8 million and a $1.0 million gain arising from the recognition of reimbursement of litigation costs.
For more information on the 2027 Notes, Prepaid Forward and Green Convertible Notes, please refer to “Item 5.B. Liquidity and Capital Resources” disclosure in our Annual Report on Form 20-F for the fiscal year ended January 1, 2023.
Income Taxes

	Three Months Ended		Six Months Ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
(In thousands)
Provision for income taxes	$(5,893)	$(937)	$(11,877)	$(1,762)
Three and Six Months Ended July 2, 2023 Compared to Three and Six Months Ended July 3, 2022
The interim income tax expense and other income tax related information contained in these condensed consolidated financial statements are calculated in accordance with FASB guidance for interim reporting of income tax, based on a projected annual effective tax rate while excluding loss jurisdictions which cannot be benefited. Our projected effective tax rate is based on forecasted annualized results which may fluctuate in future periods due to the uncertainty in our annual forecasts resulting from the risks identified in “Risk Factors” as previously disclosed in our Annual Report on Form 20-F for the year ended January 1, 2023 on our operating results. The Company did not have any specific projects which may give rise to any significant, unusual, infrequent in nature or discontinued operations in the three and six months ended July 2, 2023.
In the three and six months ended July 2, 2023, we recorded income tax provision of $5.9 million and $11.9 million respectively. The tax expense was primarily due to current year income tax expense in profitable jurisdictions and prior year income tax true-ups for entities that filed their tax returns in current period. In the three and six months ended July 3, 2022, we recorded income tax provision of $0.9 million and income tax provision of $1.8 million respectively. The tax expense was primarily due to current year income tax expense in profitable jurisdictions and prior year income tax true-ups.

We benefit from a tax holiday granted by the Malaysian government, subject to certain hiring, capital spending, and manufacturing requirements. The third and final five-year tranche of this tax holiday was granted a 70% tax exemption and will expire on June 30, 2026. Malaysian Investment Development Authority ("MIDA") and the Company have been in discussions on additional conditions required to reinstate the full tax exemption that the Company was granted previously. We have agreed to the conditions for such reinstatement with MIDA and are waiting for formal approval from the Malaysian Government. As formal approval has not been received as at July 2, 2023, the income tax provisions reflects the 70% tax exemption status for our Malaysian subsidiary.
 We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In assessing the need for a valuation allowance, we consider historical levels of income, expectations and risks associated with the estimates of future taxable income and ongoing prudent and feasible tax planning strategies. In the event that we determine that we would be able to realize additional deferred tax assets in the future in excess of the net recorded amount, or if we subsequently determine that realization of an amount previously recorded is unlikely, we would record an adjustment to the deferred tax asset valuation allowance, which would change income tax in the period of adjustment.
Equity in income (losses) of unconsolidated investees
Three and Six Months Ended July 2, 2023 Compared to Three and Six Months Ended July 3, 2022
For the three months ended July 2, 2023, our unconsolidated investee, Huansheng JV reported a gain for which we recorded our reportable share of $0.4 million. This was offset against the losses in the first 3 months of the fiscal year which resulted in a loss of $0.4 million for the six months ended July 2, 2023.

For the three and six months ended July 3, 2022, Huansheng JV reported a loss for which we recorded our reportable share of $4.1 million and $7.2 million respectively. The income for the three months ended July 2, 2023 and lower loss for the six months ended July 2, 2023 is mainly due to lower loss attributable to the shareholder for Huansheng JV.
Net (Income) loss Attributable to Noncontrolling Interests
Three and Six Months Ended July 2, 2023 Compared to Three and Six Months Ended July 3, 2022
For the three and six months ended July 2, 2023, we attributed an insignificant amount and $0.2 million of net income, respectively, to noncontrolling interests. The noncontrolling interests held 20% and 24.05% shareholding of our subsidiaries, SunPower Systems International Limited and SunPower Energy Systems Southern Africa (Pty) Ltd, respectively. For the three and six months ended July 3, 2022, we attributed $0.2 million and $0.1 million of net income, respectively, to these noncontrolling interests. The change in net income attributable to noncontrolling interests was a result of the profitability from our non-wholly owned subsidiaries.
Recent Developments
The Company’s 6.5% Green Convertible Senior Notes due 2025 became convertible during the third quarter of 2023 as the circumstances for conversion set out in Section 5.01(C)(i)(1) of the indenture dated July 17, 2020 between the Company and Deutsche Bank Trust Company Americas (the “2025 Notes Indenture”) have been satisfied.
On August 5, 2023, SunPower Corporation (“SunPower”) delivered a written notice to the Company alleging breach of its non-circumvention obligations under the Master Supply Agreement dated February 14, 2022, as amended as of December 31, 2022 (“2022 MSA”) and the Master Supply Agreement dated December 31, 2022 (“2024 MSA”) (collectively, the“Master Supply Agreements”), to which we are responding by conducting a thorough investigation and providing the information, as well as taking proactive steps, requested by SunPower to cure the alleged non-compliance. On August 6, 2023, Maxeon delivered a notice of breach to SunPower for failure to make approximately $29 million in payments required under the Master Supply Agreements for panels delivered. SunPower and Maxeon have engaged in good faith discussions and the Company intends to work collaboratively towards resolution as also contemplated under the dispute provisions of the Master Supply Agreements.

As previously disclosed in our prospectus supplement dated May 16, 2023, we estimate total capital expenditures for the planned interdigitated back contact (“IBC”) manufacturing capacity expansion to be approximately $200 million, of which approximately $50 million related to preparation of the facility and other long-lead time items had already been included in our prior guidance of 2023 capital expenditures. We currently expect total capital expenditures for fiscal year 2023 to range from $150 million to $170 million, of which approximately $100 million relates to this IBC manufacturing capacity expansion. We anticipate that approximately $100 million of capital expenditures will be required beyond fiscal year 2023 to complete this project.
We are supplementing our risk factors previously disclosed in our Annual Report on Form 20-F for the year ended January 1, 2023 with the following risk factors:

We derive a significant portion of our revenues from our largest customers and are subjected to concentration of credit risk. Any disagreements with our largest customers, including SunPower, can impact our revenues and our long-term relationships.
Historically, we have relied on a limited number of customers for a substantial portion of our revenue. During fiscal year 2022, SunPower accounted for 26.7% of our total revenue and 9.6% of our accounts receivable as of January 1, 2023. During the six months ended July 2, 2023, $151.0 million or 22.7% of our revenue represented sales of solar modules to SunPower. Two other customers accounted for at least 10% of accounts receivable as of January 1, 2023 and no other customer accounted for at least 10% of revenue for fiscal year 2022. For the six months ended July 2, 2023, other than transactions with SunPower, there was one other customer who had accounted for at least 10% of revenue. The loss of any of our significant customers, their inability to perform under their agreements, their default in payment or the renegotiation of any of their agreements, could have a material and adverse effect on our financial results.
Because we rely on key customers for a significant portion of our revenues and accounts receivable, we depend on the creditworthiness of these customers. If the financial condition of our customers declines, our credit risk could increase. Should one or more of our significant customers declare bankruptcy, it could materially and adversely affect the collectability of our accounts receivable and our allowance for credit losses, cash flows and net income.
We entered into a supply agreement with SunPower, effective from February 14, 2022, as amended on January 5, 2023, (the “2022/2023 Supply Agreement”), which terminated and replaced the supply agreement which we entered into with SunPower in connection with the Spin-off pursuant to which we supply SunPower with IBC Modules for use in residential installations in Canada and the United States (excluding Puerto Rico, American Samoa, Guam, the Northern Mariana Islands and the U.S. Virgin Islands) (the “Domestic Territory”). On January 5, 2023, we also entered into a new supply agreement with SunPower (the “2024/2025 Supply Agreement” and together with the 2022/2023 Supply Agreement, the “SunPower Supply Agreements”) pursuant to which we will supply SunPower with Maxeon 6 IBC Modules in the Domestic Territory in 2024 and 2025. Under the SunPower Supply Agreements, SunPower is required to purchase, and we are required to supply, certain volumes of products during each calendar quarter of their respective terms. The proceeds generated under the SunPower Supply Agreements constitute a material portion of our revenues and margins, and the structure of the SunPower Supply Agreements were negotiated based on prevailing market conditions with volumes established based on SunPower’s forecasted requirements. Should market conditions change prior to the end of term of the respective SunPower Supply Agreement, the performance of our obligations thereunder may materially and adversely affect our revenues and results of operations as compared to terms available in the market with other third parties. We may be under pressure to renegotiate the contract and may be subject to the risk of renegotiation by SunPower. There is also a risk that SunPower may not be able perform its obligations under the SunPower Supply Agreements. Similar to the supply agreement executed at Spin-off, the 2022/2023 Supply Agreement (as amended) also contains fixed pricing for 2022 and 2023 based on the power output (in watts) of the IBC Module, but the pricing has been updated to reflect current market trends. The 2022/2023 Supply Agreement also provides that either party may terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties fail to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold. There is no assurance that we will be able to reach an agreement on the pricing in 2023, or that the 2022/2023 Supply Agreement will not be terminated. The 2024/2025 Supply Agreement contains an indexed pricing provision that tracks five production commodities: polysilicon, aluminum, glass, transpacific container freight, and crude oil. Under this provision, the final price paid for the modules may be adjusted if actual commodities’ prices as published in the identified indices differ from agreed baseline values. In the event that adjustments to the final module price result in an increase in or discount to the final module price above certain thresholds, we or SunPower, as the case may be, may have a right to elect to terminate the 2024/2025 Supply Agreement for convenience without penalty or damages subject to certain terms and conditions.
The SunPower Supply Agreements also contains mutual non-solicitation provision, a non-circumvention provision with respect to SunPower dealers, as well as limitation of liability, capped delay liquidated damages, termination for cause and force majeure provisions customary within the solar industry. On August 5, 2023, SunPower delivered a written notice to the Company alleging breach of its non-circumvention obligations under the SunPower Supply Agreements, to which we are responding by conducting a thorough investigation and providing the information, as well as taking proactive steps, requested by SunPower to cure the alleged non-compliance. On August 6, 2023, the Company delivered a written notice of breach to SunPower for failure to make approximately $29 million in payments required under the SunPower Supply Agreements for panels delivered. SunPower and the Company have engaged in good faith discussions and the Company intends to work collaboratively towards resolution; however, failure to cure any breach within 30 days of receiving written notice, may result in termination of the SunPower Supply Agreements.
If the parties decide to terminate either SunPower Supply Agreement or not to extend the term of either of these agreements, such termination will negatively impact our revenues in the short term and may materially impact our results of operations for an undetermined amount of time as it may take time for us to rebuild customer demand for such products in the United States.

Liquidity and Capital Resources
Current Sources of Liquidity and Capital Resources
As of July 2, 2023, we had unrestricted cash and cash equivalents of $375.5 million, restricted cash of $20.4 million and short-term securities representing a 6-months time deposit of $60.0 million as compared to $227.4 million of unrestricted cash and cash equivalents, $40.5 million of restricted cash and short-term securities representing a 4-month time deposit of $76.0 million as of January 1, 2023.
On May 19, 2023, the Company completed an underwritten public offering of an aggregate of to 7,490,000 ordinary shares (following the underwriters' exercise of the over-allotment option in full), including 5,620,000 ordinary shares offered by Maxeon (the “Company Offering”) and 1,870,000 ordinary shares offered by an affiliate of TotalEnergies SE (“TotalEnergies”) (the “TotalEnergies Offering” and, together with the Company Offering, the “Offering”), each at a price per share of of $28.00. In addition, pursuant to a share purchase agreement, dated May 16, 2023, with an affiliate of TZE, Maxeon sold to Zhonghuan Singapore Investment and Development Pte. Ltd ("TZE SG") 1,500,000 ordinary shares at $28.00 per share (the "TZE Private Placement"), in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, for a total investment of $42.0 million. The net proceeds from the Company Offering and TZE Private Placement were approximately $193.5 million after giving effect to the underwriting discounts and commissions, as well as other offering costs. The Company did not receive any proceeds from the TotalEnergies Offering.
We have collected material customer advances in connection with certain of our supply agreements we have entered into. The customer advances are amortized based on the contractually agreed upon utilization schedule at the point of transfer of control of goods to the customer. As of July 2, 2023, the customer advances included within “Contract liabilities, current portion” and “Contract liabilities, net of current portion” in our Condensed Consolidated Balance Sheets is $173.4 million and $156.2 million, respectively.
Material Cash Requirements
As of July 2, 2023, our outstanding debt was $444.0 million, of which $35.5 million and $408.5 million was classified as short-term and long-term respectively, in our Condensed Consolidated Balance Sheets. As of January 1, 2023, our outstanding debt was $459.2 million.
We expect total capital expenditures ranging from $150 million to $170 million in fiscal year 2023. As of July 2, 2023, we have committed to capital expenditures of $111.3 million via the issuance of purchase orders relating to deliveries for and beyond the remaining fiscal year 2023. The capital expenditures mainly relate to the preparation for capacity expansion for our Maxeon 7 technology, completion of manufacturing capacity for

Performance line panels to be sold in the U.S. market, completion of manufacturing capacity for our Maxeon 6 product platform, further developing Maxeon 7 technology and operating a pilot line, as well as various corporate initiatives. The above excludes capital expenditures in connection to the investment plan to deploy a multi-GW factory in the United States to manufacture solar products for both the DG and utility-scale power plant markets.
Additionally, from time-to-time, we are required to provide financial and performance assurance to third parties and in connection with such obligations we procure letters of credit, bank guarantees, and surety bonds. The additional debt supporting these instruments could result in increased expenses, collateralization and may impose new restrictive covenants.
Anticipated Sources of Funds
We believe that our current cash, cash equivalents, along with cash expected to be generated from operations will be sufficient to meet our obligations over the next 12 months. We expect that we will meet our working capital requirements and fund our committed and uncommitted capital expenditures through our current cash and cash equivalents, cash generated from operations, customer prepayments, available funds to the extent available to us under our existing debt facility which we are renewing, and additional debt or equity financing to the extent we are able to raise such funding on acceptable terms.
We expect our long-term cash requirements to be largely driven by capital expenditures and working capital requirements necessary to improve our profitability and business growth. Given the dynamic nature of the markets we operate in, the volatility in the capital markets, the current status of our business, rising inflation and interest rates, supply chain challenges, as well as the worldwide uncertainty created by the war in Ukraine, we currently lack the visibility to reasonably quantify our expected long-term capital requirements and our ability to fully meet our long-term liquidity needs. Our long-term liquidity needs would be further negatively impacted if the macro conditions set forth above last a sustained period of time.
The Company will continue to pursue opportunities to seek additional funding from time to time to fund capital expenditures and to better position it for execution on its strategy and to weather the challenges facing the industry. However, the Company can make no assurance that it will be able to successfully obtain additional financing. The current economic environment and market conditions could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support our funding needs. The sale of additional equity investments or convertible debt securities would result in dilution to our stockholders and may not be available on favorable terms or at all. Additional debt would result in increased expenses and collateralization and would likely impose new restrictive covenants.
In addition to pursuing financing opportunities, we continue to focus on improving our overall operating performance and liquidity by assessing and evaluating different options that may be available to us, such as selling raw materials inventory to third parties, liquidating certain investments, evaluating additional restructuring plans or strategic options and renegotiating for more favorable payment terms with customers and vendors. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs. We cannot, however, assure you that any such options will materialize or be available to us on commercially acceptable terms or at all.
Our liquidity is subject to various risks including the risks identified in “Risk Factors” and market risks identified in “Quantitative and Qualitative Disclosures about Market Risk” in the Annual Report on Form 20-F for the fiscal year ended January 1, 2023.

Cash Flows
A summary of the sources and uses of cash, cash equivalents and restricted cash is as follows:

	Six Months Ended
	July 2, 2023	July 3, 2022
(In thousands)
Net cash (used in) provided by operating activities	$(26,309)	$3,698
Net cash used in investing activities	(24,814)	(39,881)
Net cash provided by financing activities	178,987	23,941
Operating Activities
Net cash used in operating activities in the six months ended July 2, 2023 was $26.3 million and was primarily the result of: (i) increase in inventories of $65.7 million; (ii) adjustment for non-cash remeasurement gain on Prepaid Forward of $28.6 million; (iii) increase in accounts receivables of $23.9 million, primarily attributable to billings and collection cycles; (iv) decrease in accounts payable and other accrued liabilities of $13.5 million, primarily attributable to the timing of invoice payments; and (v) utilization of inventory reserves of $10.4 million.
This was partially offset by (i) net income of $19.0 million; (ii) an adjustment for non-cash charges of $41.3 million related to depreciation and amortization and stock-based compensation and other non-cash charges; and (iii) $48.7 million increase in contract liabilities arising from advance collections from customers.
Net cash provided by operating activities in the six months ended July 3, 2022 was $3.7 million and was primarily the result of: (i) adjustment for non-cash charges of $33.8 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (ii) adjustment for non-cash remeasurement loss on Prepaid
Forward of $4.4 million; (iii) $117.3 million increase in contract liabilities arising from advance collections from customers; (iv) $58.1 million increase in accounts payable and other accrued liabilities, primarily attributable to the timing of invoice payments and an increase in purchases; and (v) $34.9 million decrease in advance payment to suppliers.
This was partially offset by: (i) net loss of $147.0 million of which $19.0 million relates to out-of-market polysilicon cost; (ii) increase in accounts receivables of $18.7 million, primarily attributable to billings and collection cycles; (iii) increase in inventories of $80.0 million; and (iv) increase in prepaid and other assets of $19.8 million due to advance payments.
Investing Activities
Net cash used in investing activities in the six months ended July 2, 2023 was $24.8 million and was primarily due to purchase of short-term securities of $60.0 million and capital expenditures of $40.7 million. This was partially offset by proceeds from maturity of short-term securities of $76.0 million.
Net cash used in investing activities in the six months ended July 3, 2022 was $39.9 million arising from capital expenditures.
Financing Activities
Net cash provided by financing activities in the six months ended July 2, 2023 was $179.0 million, which included $194.2 million in net proceeds from issuance of common stock and $114.5 million in proceeds from debt. This was partially offset by repayment of debt obligations of $129.5 million.
Net cash provided by financing activities in the six months ended July 3, 2022 was $23.9 million, which included $130.0 million in proceeds from debt. This was partially offset by repayment of debt obligations of $105.7 million.

Forward-Looking Statements
Certain statements relating to Maxeon in this document or documents incorporated by reference constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our ability to meet short term and long term material cash requirements~~,~~ our ability to complete an equity or debt offering or financing at favorable terms, if at all, and our overall liquidity, substantial indebtedness and ability to obtain additional financing; (f) our technology outlook, including anticipated fab capacity expansion and utilization and expected ramp and production timelines for the Company’s next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (g) our strategic goals and plans, including capacity expansion, partnership discussions with respect to the Company’s next-generation technology, and our relationship with SunPower Corporation as one of our largest customers and our relationships with our other existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels and feedback from our partners; (i) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets; and (j) our third quarter and annual fiscal year 2023 guidance, including shipments, revenue, gross profit, non-GAAP gross profit, operating expenses, non-GAAP operating expenses, Adjusted EBITDA, capital expenditures, and related assumptions.

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.